UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number: 001-13828

SunEdison, Inc.

(Exact name of registrant as specified in its charter)

Two CityPlace Drive, Suite 200
St. Louis, Missouri 63141
(314) 770-7300

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1)
On April 21, 2016, SunEdison, Inc. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) commenced chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) by filing voluntary petitions for relief under chapter 11 of title 11 of the United States Code. On July 28, 2017, the Bankruptcy Court entered an order confirming the Debtors’ Second Amended Joint Plan of Reorganization, dated July 20, 2017 (as amended and supplemented from time to time, the “Bankruptcy Plan”), and on December 29, 2017 (the “Effective Date”), the Bankruptcy Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company (which include the Company’s prior common stock, $0.01 par value per share (the “Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, SunEdison, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUNEDISON, INC.
Date:	December 29, 2017	By:	/s/ Martin H. Truong
Name: Martin H. Truong Title: Senior Vice President, General Counsel and Corporate Secretary